As filed with the Securities and Exchange Commission on December 5, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)
(Final Amendment)

PACKETEER, INC.
(Name of Subject Company (Issuer))

PACKETEER, INC.
(Name of Filing Person (Offeror))

Certain options to purchase common stock, par value $0.001 per share, having an exercise price per share of $5.00 or more
(Title of Class of Securities)

695210 10 4

(CUSIP Number of Class of Securities)
(Underlying common stock)

Craig W. Elliott
Chief Executive Officer
Packeteer, Inc.
10495 North De Anza Boulevard
Cupertino, California 95014
(408) 873-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kirk F. Maldonado, Esq.
Brobeck, Phleger & Harrison LLP
38 Technology Drive
Irvine, California 92618
(949) 790-6300

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer.   [X]

Item 4. Terms of the Transaction.
SIGNATURE

The filing of this Amendment No. 4 to the Schedule TO shall not be construed as an admission by Packeteer that this offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Introductory Statement

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 18, 2001, and as amended by Amendment No. 1 filed on October 19, 2001, Amendment No. 2 filed on October 31, 2001, and Amendment No. 3 filed on November 9, 2001 and reports the final results of our offer to exchange certain options to purchase shares of our common stock, par value $0.001, having an exercise price per share of $5.00 or more for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the offer to exchange, dated October 18, 2001, and the related letter of transmittal.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The offer made pursuant to the Schedule TO expired at 5:00 p.m. Pacific Time, Friday, November 30, 2001. We accepted for exchange and cancellation eligible options and required options to purchase an aggregate of 1,499,575 shares of our common stock representing approximately 81% of the options subject to the offer. Subject to the conditions described in the offer to exchange, we will grant new options on June 3, 2002 in exchange for the eligible options and required options accepted for exchange and cancellation.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

PACKETEER, INC.

/s/ Craig W. Elliott

Craig W. Elliott Chief Executive Officer

Date: December 5, 2001